August 29, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:              Ms. Karen Rosotto
Ms. Sumeera Younis

Re:	Franklin Templeton ETF Trust ("Registrant") File Nos. 333-208873; 811-23124
Dear Ms. Rosotto and Ms. Younis:
On behalf of the Registrant, submitted herewith via the EDGAR system are the Registrant's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided via telephone to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Post-Effective Amendment Nos. 13/17 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), which was filed with the Commission on March 23, 2017 under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").  The Amendment was filed in order to register the shares of two new series of the Registrant, Franklin Liberty Intermediate Municipal Opportunities ETF and Franklin Liberty Municipal Bond ETF (each a "Fund" and, collectively, the "Funds"), under the 1933 Act, and to register each Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.
Prospectus
All Funds
1.	Comment:	Please include disclosure in the Prospectus to clarify that the 80% policy applies to the value of each Fund's net assets, plus the amount of any borrowings for investment purposes.

	Response:	The following language will be added to the "Fund Details" section of the Prospectus: "Net assets for purposes of the 80% policy include the amount of any borrowings for investment purposes."

Ms. Karen Rosotto
Ms. Sumeera Younis
U.S. Securities and Exchange Commission
August 29, 2017

2.	Comment:	Please consider a more descriptive heading for the "Focus" risk in the "Principal Risks" sections of the Prospectus.

	Response:	The above referenced heading has been changed to "Municipal Project Focus."
3.	Comment:	If a Fund will invest more than 25% of its assets in a particular industry/sector/type of project, please identify the industry/sector/project and include a corresponding risk.

	Response:	The Funds do not currently anticipate investing more than 25% of their assets in a particular industry/sector/type of project and, accordingly, no additional disclosure is warranted at this time.

If you have any further questions or require further clarification of any response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Anthony V. Coletta, Esq. at (215) 564-8154.

Regards,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust